FOR IMMEDIATE RELEASE

CINAR, SONY WONDER CANADA & WARNER HOME VIDEO JOIN FORCES TO SPREAD HOLIDAY CHEER WITH CAILLOU’S FIRST-FEATURE LENGTH MOVIE RELEASED DIRECT TO VIDEO AND DVD!

Montréal (Québec) Canada - February 12, 2003 – Caillou, the award-winning TV series loved by children 2 to 5 years old, will extend its trademark cheer with its first feature-length movie from CINAR Corporation in collaboration with Sony Wonder Canada and Warner Home Video. The feature-length movie available on video and DVD will be in stores fall of 2003 across the U.S. and Canada.

Caillou’s first movie is sure to delight preschoolers as well as the entire family. The film is based on the award-winning Caillou TV show that airs daily on PBS KIDS’ Ready-to-Learn preschool programming service across the U.S. and on TELETOON network in Canada.

Since its debut, Caillou has wowed audiences and made a memorable name for itself as one of the top shows nationwide in both countries mainly due to the strong connection preschoolers have with the wide-eyed, animated star of the show, Caillou. Caillou tells a story from the child’s viewpoint with experiences and questions relevant to a curious preschooler.

Caillou’s feature-length movie is produced by EmmyÒ award-winning producer Lesley Taylor along with producer Natalie Dumoulin. The film is directed by Nick Rijgersberg, written by Peter Svatek, with songs by Peter Svatek and Jeff Zahn. Musical score by Leon Aronson.

 “We are delighted to be producing this film in partnership with such world-class organizations as Sony Wonder Canada, Warner Home Video, and our extremely talented team of writers, producers, directors, artists and composers,” said CINAR Executive Producer Louis Fournier.

"Caillou has been a property that we have proudly supported over the years, and we are overjoyed at the success that it has achieved in this market – and beyond,” expressed Therese Garnett, Vice President of Sony Wonder Canada. “Partnering with CINAR to bring Caillou to families everywhere in his first feature film debut, takes this property to the next level and only solidifies its standing as a true, quality-driven, evergreen brand.”

“How exciting to be working with CINAR Corporation once again and to bring Caillou’s first feature-length story to children and their families,” said Ewa Martinoff, Vice President of Warner Home Video Family Entertainment Marketing. “This is a heartwarming story that will encourage families to take Caillou home with them for the holidays.”

About CINAR Corporation

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families. Through CINAR's diverse programming, its licensing and merchandising of entertainment-related products and its education products, the Company reaches children worldwide. Please visit CINAR's web site at www.cinar.com.

About Warner Home Video

With operations in 78 international territories -- more than the video division of any other studio -- Warner Home Video commands the largest distribution infrastructure in the global video marketplace. Warner Home Video's film library is the largest of any studio, offering top quality new and vintage titles from the repertoires of Warner Bros. Pictures, Turner Entertainment Company, Castle Rock Entertainment, HBO Home Video and New Line Home Entertainment.

About Sony Wonder Canada

Sony Wonder is the family entertainment division of Sony Music Entertainment (Canada) Inc. that encompasses a wide range of high-quality, award-winning children’s audio and video programming, including: Sesame Street, Zoboomafoo, Arthur, Caillou, Richard Scarry, Dr. Seuss, Classic Media, and more.

Media Contact:

Cherie LePenske/LP Group

(206) 352-8427